FORM OF

HSBC Funds

Amendment to Amended and Restated Declaration of Trust

RESOLVED, that pursuant to Section 5.12 of the Declaration of Trust of HSBC Funds, a Massachusetts business trust (the “Trust”), dated April 22, 1987, as amended and restated July 1, 1987 (the “Declaration”); the HSBC Investor Value Fund, HSBC Investor International Equity Fund, and HSBC Investor Overseas Equity Fund are no longer series of the Trust.

IN WITNESS WHEREOF, the undersigned have executed this instrument as of the ___ day of ___________________, 2012. This instrument may be executed by the Trustees on separate counterparts but shall be effective only when signed by a majority of the Trustees.

Signature

Marcia L. Beck	Susan S. Huang

Alan S. Parsow	Thomas F. Robards

Deborah Hazell	Michael Seely